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QUICK LAW GROUP PC

900 WEST PEARL STREET

SUITE 300

BOULDER, CO 80302

___________

Phone: 720.259.3393

Facsimile: 303.845.7315

VIA EDGAR

April 6, 2012

Pamela Long, Esq.

Dietrich King, Esq.

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

B-Maven, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed April 6, 2012

File No. 333-176376

Dear Ms. Long and King,

Thank you for your comment letter of December 9, 2011 regarding Amendment No. 3 to the Registration Statement on Form S-1 of B-Maven, Inc. (the “Company”).  Based on your comments and current business status of the Company, the Company has filed Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter.

As a general note of explanation for the length of time elapsed since the Company’s previous filing, in light of the Staff’s comments its previous letter, the Company has engaged the undersigned with respect to this registration statement and the related opinion of counsel required under Regulation S-K.

________________________

General

1.

We note your response to comment one of our letters dated November 1, 2011.  Based on your current disclosure, it remains unclear to us how you reasonably anticipate carrying out the business plan described in the prospectus given the continued lack of detail and clarity in your disclosure about your plans for, and ability to obtain, additional financing.  We direct your attention again to Securities Act Release No. 33-6932 (April 13, 1992), specifically Section II.A, in which the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.”  Please either revised your registration statement and the terms of your offering to comply with Rule 419 or provide us with a detailed analysis as to why you believe your transaction is not within the scope of Rule 419.  In this regard, we note your counsel’s involvement in substantially similar transactions, such as the initial public offering of HotelPlace, Inc., which it appears to have been sold approximately four months after its registration statement went effective.

Securities and Exchange Commission

April 6, 2012

Response:  The Company has updated and added the necessary disclosure relating to its business and financing plans.  Specifically, please see pages 4, 23 and 24 of the Amendment.  Additionally, since its last filing, the Company has entered into an International Distribution Agreement with a known import/export business located in Southern California as discussed on pages 25 and 30 of the Amendment.  Based on the updated disclosure and previous filings and responses provided by prior counsel, we believe that Rule 419 does not apply to the Company either now or in the past.  The Company respectfully notes that while the Company’s prior counsel may have had involvement in substantially similar transactions the Company does not have any intention of selling or merging with any other entity.  Rather, the Company’s sole intent is to continue pursuing its core business plans, including obtaining the necessary financing and the sale of its products.

2.

Please revise your prospectus summary, as well as the business and MD&A sections of the prospectus, to disclose that you are a shell company, as defined in Rule 405 under the Securities Act.

Response:  As requested, the Company has updated its disclosure on pages 4, 23 and 27 of the Amendment.

The Offering, page 18

3.

We note your response to comment three of our letter dated November 1, 2011.  Based on that response and the revised disclosure in the prospectus, we are unable to agree with your conclusion that your arrangement with Gary B. Wolff, P.C. to hold offering proceeds is properly characterized as an escrow arrangement.  Please revise your disclosure accordingly.

Response:  Based on this comment and others, the Company has retained new legal counsel and has entered into a new escrow agreement with its present counsel, Quick Law Group P.C., as its escrow agent.  The Company and the undersigned believe this new agreement complies with all applicable rules and regulations and is properly characterized as an escrow arrangement between the two parties.

Management’s Discussion and Analysis or Plan of Operation, page 22

Operations, page 22

4.

We note your response to comment four of our letter dated November 1, 2011, and your revised disclosure.  In the first sentence of the fifth paragraph on page 23, you state that your only source of capital at this time is through this offering.  Please revise this statement to clarify that all of the proceeds of this offering will go toward paying a portion of the costs of the offering.  Additionally, please provide a timeline for the completion of your business plan assuming you raise 100%, 75%, 50%, 25% and 10% of the required funding.

Response:  As requested, the Company has updated its disclosure on page 23.

5.

In the penultimate paragraph on page 24, you now state that even if you do not receive financing, you will expect to maintain limited operations for at least 12 months because you president will provided services without current compensation.  Please disclose whether your president will accrue compensation.  Please also address how you expect to cover operating expenses during the 12 months if you do not receive financing.

Response:  As requested, the Company has updated its disclosure on page 24. The Company does not and has no intention to accrue any compensation for the services provided by its president. The Company has no plans for the future to accrue any compensation that Ms. Jones may provide. The Company through the date of the Amendment has received non-demand interest free loans from friends and family members and will seek to expand this funding source as necessary for working capital purposes.

Securities and Exchange Commission

April 6, 2012

Liquidity, page 25

6.

We note your response to comment six of our letter dated November 1, 2011, and your revised disclosure.  Specifically, we note you added disclosure stating that the majority of the costs relating to the offering become due, if and when you receive a trading symbol from FINRA.  This statement appears to conflict with Exhibit 10.1 and your statement that you will be in technical default under the agreement with your counsel if you do not generate sufficient revenues within six months to pay the offering costs.  Please advise, or revise your disclosures as appropriate.  Additionally, please disclose the amount of imputed interest to which you will be subject if a technical default occurs on the outstanding payments owed to your counsel.  Finally, please disclose whether the liability to your counsel takes priority over the funds required to implement your business plan.

Response:  As requested, the Company has updated its disclosure on pages 25 and 26. The Company as disclosed has ceased its arrangement with its prior legal counsel and new counsel has not placed significant restraints on the Company and its payment requirements.

7.

In the second paragraph, you state that you believe you can secure funding.  Please provide us with the basis for this belief.

Response:  As requested, the Company has updated its disclosure on page 26.

The Company believes that it has made the necessary disclosure relative to the securing of necessary funding when the time may be appropriate, particularly with the following statement (emphasis added):

Private capital, if sought, will most likely be sought from former business associates of our founder or private investors referred to us by those business associates. To date, the Company has not sought any funding source and has not authorized any person or entity to seek out funding on our behalf.

Certain Relationships and Related Transactions, page 25

8.

Please disclose the name of the related party referenced in your new disclosure at the bottom of page 35.  Please also disclose the nature of the relationship such party has with the company.

Response:  As requested, the Company has updated its disclosure on page 36.

Plan of Distribution, page 39

9.

Please tell us the name of the market maker you refer to on page 39, and clarify for us the nature of your agreement with the market maker.

The name of the Company’s proposed market maker is Spartan Securities Group, Ltd..  As of the date of this Amendment, the Company does not have a formal arrangement or understanding with this market maker.

Exhibit 5.1

10.

We note your response to comment seven of our letter dated November 1, 2011.  Please clarify for us whether Mr. Wolff is licensed to practice law in any other jurisdiction besides New York.  Given that Mr. Wolff is suspended from practicing law in New York, if he is not licensed to practice law elsewhere, we do not believe that Mr. Wolff’s opinion constitutes an opinion of counsel within the parameters of Regulation S-K Item 601(b)(5).  Please refer to the SEC Administrative Proceeding Release No. 34-59303 (Jan. 27, 2009). In that case, you would need to file a new legality opinion in compliance with Item 601(b)(5) and revise the Legal Matters disclosure in your prospectus accordingly.

Response:  As noted in this letter and the disclosure throughout this Amendment, the Company believes it has addressed all of the Staff’s concerns relating to its previous counsel.

____________________________

Securities and Exchange Commission

April 6, 2012

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC